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                                                                       Exhibit 8




July 17, 1997


Whole Foods Market, Inc.
601 North Lamar Blvd., #300
Austin, Texas 78703-5413
Attn: Board of Directors

Dear Sirs:

Please be advised that GS Capital Partners, L.P. hereby waives all rights to designate a director to the Board of Directors of Whole Foods Market, Inc. pursuant to Section 5.19 of the Agreement and Plan of Merger among Whole Foods Market, Inc., Whole Foods Mid-Atlantic, Inc. and Fresh Fields Markets, Inc. dated June 17, 1996, as amended.

Except as expressly set forth above, all terms and provisions of such Agreement and Plan of Merger shall remain in full force and effect.

Sincerely,



GS Capital Partners, L.P.
 By: GS Advisors, L.P., its general partner
 By: GS Advisors, Inc., its general partner

By: /s/ Richard A. Friedman
   ----------------------------------
   Richard A. Friedman
   President